Exhibit 99.1
Pacific Drilling Announces First-Quarter 2015 Results
Conference call set 9 a.m. Central time Tuesday, May 5

•	EBITDA(a) for the first quarter of $147.3 million, a 46 percent increase over the prior year’s first-quarter EBITDA and representing an EBITDA margin(b) of 52.0 percent

•	Revenue efficiency(c) of 95.2 percent for the first quarter yielded revenue of $283.4 million, a 25.6 percent increase over the prior year’s first-quarter revenue

•	Record cash flow from operations of $147.9 million for the quarter
LUXEMBOURG (May 4, 2015) - Pacific Drilling S.A. (NYSE: PACD) today announced net income for first-quarter 2015 of $51.7 million or $0.24 per diluted share, compared to net income of $68.0 million or $0.32 per diluted share for fourth-quarter 2014. Net income for first-quarter 2014 was $22.2 million or $0.10 per diluted share.
CEO Chris Beckett said, "The company had an exceptional fourth quarter in 2014, and our first-quarter operational and financial performance very nearly matched it. With an operating fleet of five and a half rigs, during the quarter we generated a record level of cash flow from operations.”
Turning to the state of the offshore drilling market, Beckett added, "We continue to experience a very weak market, but are pleased to have the highest-quality contract portfolio in the industry. The market for offshore rigs continues to develop as we anticipated, with clients increasingly focused on the capabilities and efficiencies of the rigs in their contracted fleets. In this regard, clients are more and more discerning about both the quality of the asset and the drilling service delivered, and we believe our high-specification fleet and focus on the client relationship will provide a competitive advantage. We expect industry-wide contracting activity in the remainder of 2015 to be limited, but provided oil prices continue to rebound, exploration drilling picks up, and industry rationalization of supply does not falter, we should begin to see market improvement."
First-Quarter 2015 Operational and Financial Commentary
Contract drilling revenue for first-quarter 2015 was $283.4 million, which included $22.7 million of deferred revenue amortization, compared to contract drilling revenue of $319.7 million for fourth-quarter 2014, which included $25.9 million of deferred revenue amortization. Contract drilling revenue was impacted by the conclusion on Feb. 5, 2015, of the drilling contract for Pacific Mistral. During the three months ended March 31, 2015, our operating fleet achieved average revenue efficiency of 95.2 percent.
Contract drilling expenses for first-quarter 2015 were $117.7 million, compared to $123.8 million for fourth-quarter 2014. Contract drilling expenses for first-quarter 2015 included $5.8 million in reimbursable costs, $9.3 million in shore-based and other support costs, and $8.5 million in amortization of deferred costs. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $174,200 in first-quarter 2015, in line with the prior quarter.
General and administrative expenses for first-quarter 2015 were $16.4 million, compared to $14.9 million for fourth-quarter 2014. The increase was primarily the result of non-recurring personnel expenses.
EBITDA for first-quarter 2015 was $147.3 million, compared to EBITDA of $179.1 million for the prior quarter. EBITDA margin for the quarter was 52.0 percent. A reconciliation of net income to EBITDA is included in the accompanying schedules to this release.
Interest expense for the first quarter was $36.7 million, compared to $39.9 million for the prior quarter. The decrease in interest expense was primarily due to the repayment of our unsecured bonds.
Income tax expense for first-quarter 2015 was $1.8 million, compared to $14.6 million for the prior quarter. The decrease in income tax expense was primarily the result of a decrease in uncertain tax positions of $9.6 million in first-quarter 2015.
Liquidity and Capital Expenditures
During first-quarter 2015, cash flow from operations was $147.9 million. Cash balances totaled $132.9 million as of March 31, 2015, and total outstanding debt was $3.0 billion. During the quarter, we used a portion of our cash on hand and $180 million under our 2014 revolving credit facility to fund the $286.5 million repayment of the outstanding principal on our unsecured bonds. We also amended financial covenants in our senior secured credit facility (SSCF) and revolving credit facilities to address delays in our newbuild deliveries.
On April 24, 2015, we drew an additional $85 million under the SSCF, while the remaining $15 million in undrawn SSCF availability will expire on May 8, 2015. Subsequent to the first quarter, we also repaid $80 million of the $180 million in outstanding balance on our 2014 revolving credit facility. Consequently, we now have $550 million of available and undrawn liquidity under our existing credit facilities, including $300 million under the 2013 revolving credit facility and $250 million under the 2014 revolving credit facility. We will have access to an additional $150 million available under the 2014 revolving credit facility upon delivery of the Pacific Zonda and entry into a satisfactory drilling contract.
During first-quarter 2015, capital expenditures were $57.5 million, of which $34.1 million related to newbuild rig construction. Capitalized interest amounted to $13.0 million. The remaining expenditures primarily related to fleet spares. We estimate the remaining capital expenditures required to complete construction of our newbuild drillship and develop spare equipment will be approximately $459.2 million, excluding capitalized interest. We expect to cover these capital expenditures with a combination of existing cash balances, future operating cash flows, and undrawn capacity under existing credit facilities.
During the quarter, we repurchased 4.3 million of our shares at an average price of $3.69 per share for a total purchase price of $15.9 million. To date, we have repurchased 7.1 million shares of the authorized and approved 8 million shares under our share repurchase program.
Updates to 2015 Guidance
We reiterate our guidance on revenue efficiency provided with the fleet status report posted today, May 4, 2015. The average revenue efficiency ranges apply to our operating rigs on contract and include our expectations for unplanned downtime as well as planned events such as maintenance. With respect to our newbuild rigs, we expect an average revenue efficiency of 90 percent during a rig's first six months of operations and 95 percent thereafter. However, revenue efficiency for individual rigs tends to be volatile on a monthly and even on a quarterly basis.
We are updating our income tax expense guidance for full-year 2015:

Item	Range
Income tax expense as percent of total contract drilling revenue	3.5% - 4%
We reiterate our guidance for other certain expenses as summarized in our fourth-quarter and full-year 2014 results release issued on Feb. 23, 2015.
Updated schedules of expected amortization of deferred revenue, depreciation expense, interest expense for our existing financing, and capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Please note that our guidance is based on management’s current expectations about the future, and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance we provide is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.
Footnotes
(a) EBITDA is a non-GAAP financial measure. For a definition of EBITDA and a reconciliation to net income, please refer to the schedule included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Tuesday, May 5, to discuss first-quarter 2015 results. To participate in the May 5 call, please dial +1 913-312-0643 or 1-800-753-9057 and refer to confirmation code 8339610 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.
An audio replay of the call may be accessed after noon Central time on Tuesday, May 5, 2015, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 8339610. A replay of the call also will be available on the company’s website.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of eight drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Where any forward-looking statement includes a statement about the assumptions of bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis as and when made. We cannot assure you, however, that the future result will be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “tends to,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future client contract opportunities; market outlook; contract dayrate amounts; competition in our industry; future operational performance; revenue efficiency levels; estimated duration of client contracts; future contract commencement dates and locations; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; estimated rig availability; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: changes in worldwide rig supply and demand, competition and technology; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; future levels of offshore drilling activity; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; adequacy of and access to sources of liquidity; governmental action, civil unrest and political and economic uncertainties; impact of potential licensing or patent litigation; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share amounts) (unaudited)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Revenues
Contract drilling	$283,392	$319,737	$225,591
Costs and expenses
Contract drilling	(117,669)	(123,836)	(110,966)
General and administrative expenses	(16,366)	(14,889)	(12,533)
Depreciation expense	(57,072)	(56,547)	(46,154)
	(191,107)	(195,272)	(169,653)
Operating income	92,285	124,465	55,938
Other expense
Interest expense	(36,709)	(39,874)	(26,031)
Other expense	(2,051)	(1,902)	(1,169)
Income before income taxes	53,525	82,689	28,738
Income tax expense	(1,795)	(14,645)	(6,508)
Net income	$51,730	$68,044	$22,230
Earnings per common share, basic	$0.24	$0.32	$0.10
Weighted average number of common shares, basic	213,627	217,132	217,121
Earnings per common share, diluted	$0.24	$0.32	$0.10
Weighted average number of common shares, diluted	213,686	217,197	217,464

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	March 31, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$132,868	$167,794
Accounts receivable	165,653	231,027
Materials and supplies	99,745	95,660
Deferred financing costs, current	14,561	14,665
Deferred costs, current	19,523	25,199
Prepaid expenses and other current assets	27,587	17,056
Total current assets	459,937	551,401
Property and equipment, net	5,433,878	5,431,823
Deferred financing costs	42,717	45,978
Other assets	32,965	48,099
Total assets	$5,969,497	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$39,291	$40,577
Accrued expenses	31,438	45,963
Long-term debt, current	82,500	369,000
Accrued interest	37,219	24,534
Derivative liabilities, current	10,067	8,648
Deferred revenue, current	74,238	84,104
Total current liabilities	274,753	572,826
Long-term debt, net of current maturities	2,959,678	2,781,242
Deferred revenue	96,480	108,812
Other long-term liabilities	28,921	35,549
Total long-term liabilities	3,085,079	2,925,603
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,556 and 215,784 shares outstanding as of March 31, 2015 and December 31, 2014, respectively	2,175	2,175
Additional paid-in capital	2,372,497	2,369,432
Treasury shares, at cost	(24,133)	(8,240)
Accumulated other comprehensive loss	(28,314)	(20,205)
Retained earnings	287,440	235,710
Total shareholders’ equity	2,609,665	2,578,872
Total liabilities and shareholders’ equity	$5,969,497	$6,077,301

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Cash flow from operating activities:
Net income	$51,730	$68,044	$22,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	57,072	56,547	46,154
Amortization of deferred revenue	(22,689)	(25,884)	(28,008)
Amortization of deferred costs	8,483	11,531	13,210
Amortization of deferred financing costs	2,725	2,951	2,578
Amortization of debt discount	227	235	173
Deferred income taxes	(5,507)	15,281	(12)
Share-based compensation expense	3,107	2,952	1,966
Changes in operating assets and liabilities:
Accounts receivable	65,374	(46,736)	29,685
Materials and supplies	(4,085)	(3,564)	(8,336)
Prepaid expenses and other assets	2,412	(16,123)	(14,600)
Accounts payable and accrued expenses	(11,404)	(964)	(4,682)
Deferred revenue	491	8,267	62,474
Net cash provided by operating activities	147,936	72,537	122,832
Cash flow from investing activities:
Capital expenditures	(57,503)	(386,519)	(88,826)
Net cash used in investing activities	(57,503)	(386,519)	(88,826)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(42)	(79)	750
Proceeds from long-term debt	180,000	400,000	—
Payments on long-term debt	(288,375)	(36,208)	(1,875)
Payments for financing costs	(500)	(7,069)	(500)
Purchases of treasury shares	(16,442)	(7,227)	—
Net cash provided by (used in) financing activities	(125,359)	349,417	(1,625)
Increase (decrease) in cash and cash equivalents	(34,926)	35,435	32,381
Cash and cash equivalents, beginning of period	167,794	132,359	204,123
Cash and cash equivalents, end of period	$132,868	$167,794	$236,504

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by management to measure the company's operations. Management believes that EBITDA presents useful information to investors regarding the company's operating performance during the first quarter of 2015.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA
(in thousands) (unaudited)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Net income	$51,730	$68,044	$22,230
Add:
Interest expense	36,709	39,874	26,031
Depreciation expense	57,072	56,547	46,154
Income tax expense	1,795	14,645	6,508
EBITDA	$147,306	$179,110	$100,923